                                                                     EXHIBIT 4.9

                             [English translation]

                         [IFCO Systems GmbH Letterhead]

         Payment Agreement

         by and between SWS, Vilsteren PD, Netherlands 7734

         and

         Ifco, Pullach 82049, Germany

                                                                  March 27, 2002


Because Ifco cannot fulfil its overdue payment obligations amounting to about
(euro) 5,000,000, SWS is ready to adjust the payment due dates under the following conditions:

1.
The new framework agreement, as agreed on in Amsterdam, shall be signed by March 29, 2002.

2.
Property rights to the palettes delivered after April 1, 2002, shall remain with SWS. These crates shall be delivered with retention of title until final payment. The management of Ifco shall take suitable measures to secure the collaterals for SWS.

3a.
The following payment plan shall be agreed on for payment of outstanding debts from deliveries in 2001:
 - (Euro) 1.5 million on May 31, 2002
 - (Euro) 1.5 million on June 30, 2002
 - (Euro) 2.0 million on July 30, 2002

3b.
For payment of the outstanding debts of about (euro) 3.5 million for crates already delivered in January and February 2002, the following payment plan shall be agreed upon:
 - weekly payments of (euro) 500,000.00 beginning on June 1, 2002 until payment of the debt

3c.
Deliveries beginning on March 1, 2002, shall be paid on time, sixty days after receipt of invoice.

  4.
  Interest of 0.67% per month shall be charged on all claims by SWS named in point 3 and paid by Ifco. If Ifco shall have sufficient funds by refinancing to pay suppliers, then SWS shall be appropriately paid.

  5.
  The agreement reached between the parties on March 15, 2002 in regard to the 3,666 tons of crates, shall be adjusted beginning on April 1, 2002, by having 50% of all orders for this crate material, ordered and appropriately invoiced by SWS, delivered by Ifco Material free of charge, and the remaining 50% of orders mutually offset at a materials price of 1.78 DM per kg of material.

  6.
  The prices for all quantities delivered in 2002, as well as in the new framework agreement, shall be raised by (euro) 0.05 per kg, if Ifco does not keep to one of the payment agreements named under item 3, regardless of whether the payment remains outstanding.

  7.
  It shall be agreed for the U.S.A. that the existing supply agreement shall remain in force. If Ifco has secured the final refinancing, including the bond arrangement, and simultaneously has given SWS a minimum delivery guarantee for at least 5 years, the parties shall be prepared to negotiate a price adjustment.

  Completion of the three 6424 tools shall be temporarily halted until liquidity has re-stabilized.

  Schoeller Wavin Systems N.V.              Ifco Systems GmbH

    /s/ R. WOLFKAMP  /s/ E. DE BOKS            /s/ K. POHLER  /s/ W. ORGELDINGER

  R Wolfkamp,  E. de Bokx                   K. Pohler, W. Orgeldinger